

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

Adrian G. Goldfarb
Chief Financial Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive South, Suite 310
Jacksonville, Florida 32216

> **Re: Duos Technologies Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 11, 2019**
> **File No. 333-235455**

Dear Mr. Goldfarb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Joseph M. Lucosky, Esq.